FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                      For the month of November 2006 No. 7

                            TOWER SEMICONDUCTOR LTD.
                 (Translation of registrant's name into English)

                          RAMAT GAVRIEL INDUSTRIAL PARK
                    P.O. BOX 619, MIGDAL HAEMEK, ISRAEL 23105
                    (Address of principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F [X]     Form 40-F [_]

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes [_]     No [X]

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     On November 15, 2006, Tower Semiconductor announces that Shelton Group
Chosen by it for Public Relations and Investor Relations Counsel, attached hereto is a copy of the press release.

     This Form 6-K is being incorporated by reference into all effective registration statements filed by us under the Securities Act of 1933.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                     TOWER SEMICONDUCTOR LTD.

Date: November 15, 2006                              By: /s/ Nati Somekh Gilboa
                                                     --------------------------
                                                     Nati Somekh Gilboa
                                                     Corporate Secretary

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                 SHELTON GROUP CHOSEN BY TOWER SEMICONDUCTOR FOR
                 PUBLIC RELATIONS AND INVESTOR RELATIONS COUNSEL

  INTEGRATED COMMUNICATIONS AGENCY TO SUPPORT PUBLICLY TRADED SPECIALTY FOUNDRY
                           IN STRATEGIC PR/IR PROGRAM

DALLAS (November 15, 2006) - Shelton Group, an integrated communications firm providing strategic public relations (PR) and investor relations (IR) for high-tech companies, today announced it was chosen by Tower Semiconductor Ltd. (NASDAQ: TSEM; TASE: TSEM), a pure-play independent specialty foundry, as its agency of record.

"Shelton Group represents an ideal communications partner for Tower Semiconductor," said Tower's CEO, Russell Ellwanger. "The agency's industry expertise, ability to facilitate financial, media and analyst relationships, and strategic counsel aligns with our needs for a proactive corporate communications program in the U.S. Tower achieved good and sequentially improving business results over the five recent quarters, and we are confident that the partnership will assist with expanding the company's visibility and further build interest in our story."

Based in Israel, Tower Semiconductor manufactures integrated circuits (ICs) in a variety of advanced CMOS technologies. The ICs are ultimately embedded in electronics, communications, automotive, photography, and medical device products. Tower Semiconductor has a diverse set of manufacturing capabilities delivering not only digital CMOS process technologies, but also advanced non-volatile memory solutions, mixed-signal, RF-CMOS, power management and CMOS image-sensor technologies. Through the expertise and experience gained over a decade of operating as a foundry, Tower Semiconductor differentiates itself by creating a high-level of value for its clients through innovative technological processes, and dedicated customer service.

"The Shelton Group team looks forward to a long-term partnership with Tower Semiconductor as we gear up to further expand the company's reputation, recognition and market opportunities," said Jodi Shelton, founder and president of Shelton Group. "With our agency's combination of communications expertise and industry relationships, we are well positioned to help Tower Semiconductor expand and communicate its strategic positioning and value to its targeted audiences."

ABOUT SHELTON GROUP

Shelton Group is a full-service, strategic investor relations (IR) and public relations (PR) agency providing customized programs and services to public and privately held companies across multiple industries. Founded in 1994, Shelton Group offers a team of professionals with diverse backgrounds that uniquely blend business acumen with creativity to deliver the highest quality of service. Applying an integrated approach to corporate communications, Shelton Group delivers a company's unified story to all targeted audiences. Through a dedication to value-added service and a national network of key strategic relationships, Shelton Group has built a trusted reputation with the media, industry experts and the financial industry that produces immediate results for emerging and established companies. With offices in Texas, California and Taiwan, Shelton Group is also a partner firm of Public Relations Organization International (PROI), which provides access to more than 50 offices worldwide. For more information about the Firm, please visit http://www.sheltongroup.com.

ABOUT TOWER SEMICONDUCTOR LTD.

Tower Semiconductor Ltd. is a pure-play independent specialty wafer foundry established in 1993. The company manufactures integrated circuits with geometries ranging from 1.0 to 0.13-micron; it also provides complementary technical services and design support. In addition to digital CMOS process technology, Tower offers advanced non-volatile memory solutions, mixed-signal & RF-CMOS, and CMOS image-sensor technologies. To provide world-class customer service, the company maintains two manufacturing facilities: Fab 1 has process technologies from 1.0 to 0.35 micron and can produce up to 16,000 150mm wafers per month. Fab 2 features 0.18 and 0.13-micron, standard and specialized process technologies, and has the current capacity of up to 15,000 200mm wafers per month. Tower's Web site is located at http://www.towersemi.com.


MEDIA RELATIONS CONTACTS:
Melissa Conger
Shelton Group
(972) 239-5119, x132
mconger@sheltongroup.com

or

Michael Axelrod
Tower Semiconductor USA
(408) 330-6871
pr@towersemi.com